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                          July 8, 2020

       Crystal Gordon
       Senior Vice President, General Counsel
       Bristow Group Inc.
       3151 Briarpark Drive, Suite 700
       Houston, Texas 77042

                                                        Re: Bristow Group Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 1, 2020
                                                            File No. 333-239615

       Dear Ms. Gordon:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kevin
Dougherty at (202) 551-3271 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation
       cc:                                              Brett D. Nadritch